Exhibit 23
EXHIBIT A
Oil Containment Boom Rental Agreement
This Oil Containment Boom Rental Agreement (the “Agreement”) is made on this 19th day of May, 2010 by and between Simpson Environmental Resources Corporation (“Simpson”), with principle offices in Texas and NYTEX Petroleum, Inc. (“NYTEX”), with principle offices located at 12222 Merit Drive, Suite 1850, Dallas, Texas 75251, for the following purposes:
WHEREAS, Simpson is presently renting oil containment boom (“boom” or “Simpson’s boom”) and purchasing additional new boom to contractors through written agreements to be used in the Gulf of Mexico (“Gulf”) waters to contain the BP Global (“BP”) oil spill,
WHEREAS, there is a current significant demand for more boom to aid in the containment of oil in the Gulf,
WHEREAS, NYTEX is purchasing new boom to provide to Simpson to add to Simpson’s boom to be rented to contractors to be used in the Gulf waters to contain the BP oil spill,
NOW THEREFORE, the terms and conditions of this Agreement are as follows:
1.	NYTEX will deliver mutually agreed amounts of linear footage of boom (“NYTEX boom”) to Simpson at mutually agreed delivery locations and at mutually agreed time periods.

2.	Simpson will add the NYTEX boom to segments of Simpson’s boom at areas in the Gulf waters, and at Simpson’s sole discretion pursuant to Simpson’s agreements with contractors to rent such boom.

3.	Simpson will notify NYTEX of the rental rates for NYTEX boom prior to placing it in the Gulf waters.

4.	Simpson will add the NYTEX boom segments to Simpson’s rental agreements with contractors.

5.	Simpson will pay NYTEX 100% of the rental payment amounts for the NYTEX boom that Simpson collects for the NYTEX boom until the point and time that NYTEX has received 100% of its cost of the delivered NYTEX boom from said rental payments (“payout”). After payout, Simpson will retain 50% of the rental payments and will remit to NYTEX 50% of the rental payments.

6.	Simpson will remit all rental payments in accordance with this Agreement within five business days from Simpson’s receipt of each payment.

7.	Simpson will keep the NYTEX boom segments segregated in all daily and other periodic billing and reporting records.

8.	Simpson will provide copies of all billings and records created by Simpson that include NYTEX boom segments.

9.	Simpson agrees that all NYTEX boom segments will be covered under the insurance carried by Simpson for Simpson’s boom.

10.	During the periods which NYTEX boom segments are being rented, Simpson will maintain all permits and licenses required for Simpson to provide such rentals. Simpson will provide NYTEX with copies of its permits and licenses upon NYTEX’s request.

11.	General Contractors will supervise, inspect and direct the placement of NYTEX boom rental and perform required oversight diligently, competently and efficiently, devoting such attention to it and applying such skills and expertise as may be necessary to perform and complete the rental operations in a good workmanlike manner.

12.	NYTEX agrees, and this Agreement hereby authorizes that at the point and time of the last day of rental of each segment or segments, the ownership of the NYTEX boom will transfer from NYTEX to Simpson.

13.	Simpson will indemnify and hold harmless NYTEX against all claims, costs, losses and damages arising out of the negligence or willful misconduct of Simpson or any contractors, subcontractors, suppliers, any individual or entity directly or indirectly employed by Simpson regarding the NYTEX boom, or any breach of this Agreement by Simpson.

14.	Both parties understand that the length of boom rental time periods for prior BP oil spills, which by comparison have all been significantly smaller in size than the Gulf oil spill, typically have lasted for a minimum of 45 days, after which BP has either negotiated to purchase the boom at fair market value, or request a percentage reduction in the boom rental rate. Both parties also understand that even though the Gulf oil spill is several times larger than prior oil spills and still ongoing, thereby making it possible that rental time periods last longer before BP attempts to negotiate to purchase the boom, or request a percentage reduction in the boom rental rate, if for any reason NYTEX has not received 100% of its cost of the delivered boom at the time of such purchase, Simpson will pay NYTEX 100% of the BP purchase amount until such amount, when added to the total rental payments received to that point and time by NYTEX, totals 100% of NYTEX’s cost of the delivered boom. The remaining amount of the total BP purchase price will be paid 50% to NYTEX and Simpson will retain the remaining 50%.

15.	Neither party shall be responsible to the extent an unforeseen event beyond the control of that party prevents it from performing its obligations under this Agreement, but only if the failure to perform could not be avoided by the exercise of due care by that party. Examples of such events are natural disasters or other “Acts of God”, war, or terrorist acts. Such events do not include the failure of third parties such subcontractors to perform their obligations.

16.	Simpson and NYTEX agree that notices required or allowed to be given herein shall be in writing and shall be given either by hand delivery, by certified or registered mail, return receipt requested, postage prepaid, by overnight delivery service, by facsimile or by email and sent to the addresses specified below. Any such notice shall be deemed effective upon receipt. Either party may change its address for purposes of this item by giving the other party notice of same in compliance with this item, and correspondences to the parties are as follows:
If to NYTEX:
NYTEX Petroleum, Inc.
Attention: Michael Galvis, President
12222 Merit Drive, Suite 1850
Dallas, Texas 75251
972 770-4700 Phone
972 770-4701 Fax
michael@nytexpetro.com
If to Simpson:
Simpson Environmental Resources Corp.
Attention: Lorne Thornbrue
P.O. Box 1296
Graham, Texas 75450
940 282-9966 Phone
lorne@simpsonenvironmentalresources.com
17.	This Agreement will be interpreted in accordance with the laws of the State of Texas.
By signing below, each party confirms that it has read this Agreement, understands it, and agrees to be bound by its terms.

NYTEX Petroleum, Inc.	Simpson Environmental Resources Corp.

/s/ Michael Galvis Michael Galvis	/s/ Lorne Thornbrue Lorne Thornbrue
President	President

May 18, 2010	May 19, 2010

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